Free Writing Prospectus Filed Pursuant to Rule 433

To Prospectus dated May 23, 2014

Preliminary Prospectus Supplement dated June 10, 2014

Registration Statement File No. 333-196220

EXELON CORPORATION

Offering of:

20,000,000 Equity Units

(Initially Consisting of 20,000,000 Corporate Units)

(the “Equity Units Offering”)

Pricing Term Sheet dated

June 11, 2014

The information in this pricing term sheet relates to the Equity Units Offering and should be read together with the preliminary prospectus supplement dated June 10, 2014 relating to the Equity Units Offering, including the documents incorporated by reference therein and the related base prospectus dated May 23, 2014, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (Registration Statement File No. 333-196220). Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement for the Equity Units Offering.

Company:	Exelon Corporation

Company Stock Ticker:	New York Stock Exchange “EXC”

Trade Date:	June 12, 2014

Closing Price on June 11, 2014:	$35.75 per share

Settlement Date:	June 17, 2014

Registration Format:	SEC Registered

Equity Units Offering

Title of Securities:	Equity Units (each being referred to in this “Equity Units Offering” section as an “Equity Unit”) that will each have a stated amount of $50 and will initially be in the form of a Corporate Unit (each being referred to in this “Equity Units Offering” section as a “Corporate Unit”) initially consisting of a purchase contract issued by the Company and a 1/20 undivided beneficial ownership interest in $1,000 principal amount of

2.50% Junior Subordinated Notes due 2024 to be issued by the Company (each being referred to in this “Equity Units Offering” section as a “Note”).

Number of Equity Units Offered:	20,000,000 (or 23,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

Aggregate Equity Units Offering Amount:	$1,000,000,000 (or $1,150,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full).

Stated Amount per Equity Unit:	$50.00

Public Offering Price; Underwriting Discounts and Commissions:	The Corporate Units are being offered to the public at a price of $50.00 per Corporate Unit, for a total of $1,000,000,000. The Company’s proceeds from the Equity Units Offering (after underwriting discounts of $1.50 per Corporate Unit from the public offering price (totaling $30,000,000) and before expenses)) will equal $48.50 per Corporate Unit, for a total of $970,000,000.

Interest Rate on the Notes:	2.50% per year, subject to the Company’s right to defer interest payments as described in the preliminary prospectus supplement and subject to modification in connection with a successful remarketing.

Deferred Interest on the Notes:	Deferred interest on the Notes will bear interest at the interest rate applicable to the Notes, compounded on each interest payment date to, but excluding, the interest payment date on which such deferred interest is paid, subject to applicable law.

Comparable Yield:	The Company has determined that the comparable yield (as described in the preliminary prospectus supplement) for the Notes is 4.875% and the projected payments, per 1/20 undivided beneficial ownership interest in a Note, are $0.26 on September 1, 2014, $0.31 for each subsequent quarter ending on or prior to June 1, 2017, and $1.54 for each subsequent semester ending after June 1, 2017. The Company has also determined that the projected payment per 1/20 undivided beneficial ownership interest in a Note at the Note Maturity Date is $51.54 (which includes the stated principal amount as well as the final projected interest payment).

Contract Adjustment Payment Rate:	4.0% per year or $2.0 per year on the Stated Amount per Equity Unit subject to the Company’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement.

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 6.50% per annum (which is equal to the rate of total distributions on the Corporate Units) compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units:	6.50% per annum

Reference Price:	$35.00 (subject to adjustment, as described in the preliminary prospectus supplement), the public offering price in the Concurrent Common Stock Offering (as defined in the “Concurrent Common Stock Offering” section below).

Threshold Appreciation Price:	Approximately $43.75 (subject to adjustment, as described in the preliminary prospectus supplement), which represents an appreciation of approximately 25.0% over the Reference Price.

Minimum Settlement Rate:	1.1429 shares of the Company’s common stock (subject to adjustment, as described in the preliminary prospectus supplement).

Maximum Settlement Rate:	1.4286 shares of the Company’s common stock (subject to adjustment, as described in the preliminary prospectus supplement), which is equal to the Stated Amount per Equity ($50.00) divided by the Reference Price

Purchase Contract Settlement Date:	June 1, 2017 (or if such day is not a business day, the following business day)

Note Maturity Date:	June 1, 2024

Estimated Net Proceeds to the Company from the Equity Units Offering:	The net proceeds from the sale of Equity Units in the Equity Units Offering will be approximately $970 million (or approximately $1,115.50 million if the underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full), after deducting the underwriting discounts and commissions but before deducting other offering expenses.

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Listing:	The Company intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units under the symbol “EXCU”.

CUSIP for the Corporate Units:	30161N 127

ISIN for the Corporate Units:	US30161N1274

CUSIP for the Treasury Units:	30161N 119

ISIN for the Treasury Units:	US30161N1191

CUSIP for the Notes:	30161N AE1

ISIN for the Notes:	US30161NAE13

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable undivided beneficial ownership interest in each Note will be $50.0 (or 100.0% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0.0 (or 0.0% of the issue price of a Corporate Unit).

Early Settlement:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement, a holder of Corporate Units or Treasury Units (each being referred to in this “Equity Units Offering” section as a “Treasury Unit”) may settle the related purchase contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the preliminary prospectus supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 80,000 Corporate Units. If a purchase contract is settled early, the number of shares of common stock to be issued upon settlement of such purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the preliminary prospectus supplement).

Early Settlement Upon a Fundamental Change:	Subject to certain conditions described under “Description of the Purchase Contracts—Early Settlement Upon a Fundamental Change,” following a “fundamental change” (as defined in the preliminary prospectus supplement) that occurs prior to the 30th scheduled trading day preceding the Purchase Contract Settlement Date, each holder of a purchase contract, subject to certain conditions described in the preliminary prospectus supplement, will have the right to accelerate and settle the purchase contract early on the fundamental change early settlement date (as defined in the preliminary prospectus supplement) at the settlement rate determined as if the applicable market value were determined, for such purpose, based on the market value averaging period starting on the 23rd scheduled trading day prior to the fundamental change early settlement date and ending on the third scheduled trading day immediately preceding the fundamental change early settlement date, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” (as defined in the preliminary prospectus supplement) in the fundamental change:

	Stock Price on Effective Date
Effective Date	$10.00	$20.00	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$43.75	$45.00	$50.00	$55.00	$60.00	$70.00
June 17, 2014	0.3951	0.1880	0.0653	0.0323	0.0000	0.0639	0.1184	0.1659	0.1877	0.1766	0.1396	0.0540	0.0434	0.0344
June 1, 2015	0.2763	0.1330	0.0364	0.0040	0.0000	0.0322	0.0845	0.1301	0.1511	0.1395	0.1028	0.0377	0.0294	0.0231
June 1, 2016	0.1404	0.0686	0.0138	0.0000	0.0000	0.0019	0.0464	0.0858	0.1047	0.0917	0.0555	0.0181	0.0138	0.0113
June 1, 2017	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The stock prices set forth in the second row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the preliminary prospectus supplement.

The exact stock price and effective date applicable to a fundamental change may not beset forth on the table, in which case:

•   if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock prices and the earlier and later two effective dates based on a 365-day year, as applicable;

•   if the stock price is in excess of $70.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above), then the make-whole share amount will be zero; and

• if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table, as described above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 80,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Creating Treasury Units from Corporate Units:

Each holder of Corporate Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the preliminary prospectus supplement), to substitute Treasury Securities (as defined in the preliminary prospectus supplement and each being referred to in this “Equity Units Offering” section as a “Treasury Securities”) which must be purchased in the open market at the expense of the Corporate Unit holder (unless otherwise owned by the holder) for the related undivided beneficial ownership interest in Notes held by the collateral agent (as described in the preliminary prospectus supplement). The Treasury Securities must have an aggregate principal amount at maturity equal to the aggregate principal amount of the Notes underlying such holder’s Corporate Units.

Because Treasury Securities and the Notes are issued in minimum denominations of $1,000,

holders of Corporate Units may only make these substitutions in integral multiples of 20 Corporate Units. Each of these substitutions will create Treasury Units, and the Notes underlying the holder’s Corporate Units will be released upon substitution to the holder and will be tradable separately from the Treasury Units.

Recreating Corporate Units from Treasury Units:	Each holder of Treasury Units will have the right, at any time prior to a successful remarketing and other than during a blackout period (as described in the preliminary prospectus supplement), to recreate Corporate Units, by substituting for the related Treasury Securities held by the collateral agent (as described in the preliminary prospectus supplement) Notes having an aggregate principal amount equal to the aggregate principal amount at maturity of the Treasury Securities for which substitution is being made. Because Treasury Securities and the Notes are issued in minimum denominations of $1,000, holders of Treasury Units may make these substitutions only in integral multiples of 20 Treasury Units. Each of these substitutions will recreate Corporate Units and the applicable Treasury Securities will be released to the holder and will be tradable separately from the Corporate Units.

Concurrent Common Stock Offering

Concurrently with this Equity Unit Offering, the Company conducted an offering of 50,000,000 shares of the Company’s common stock (or 57,500,000 shares of the Company’s common stock if the common stock underwriters exercise their option to purchase additional shares of the Company’s common stock in full) (the “Concurrent Common Stock Offering”) in connection with which the Company entered into forward sale agreements with certain forward purchasers and such forward purchasers, or their affiliates, offered to sell to the common stock underwriters 50,000,000 shares of the Company’s common shares (or 57,500,000 shares of the Company’s common stock if the common stock underwriters exercise their option to purchase additional shares of the Company’s common stock in full) that they borrowed from third parties. The underwriters offered such shares of the Company’s common stock to the public at a price of $35.00 per share by means of a separate prospectus supplement. The closings of the Equity Units Offering and the Concurrent Common Stock Offering are not contingent on each other.

The issuer has filed a registration statement (including a prospectus), as amended, with the SEC for the offering to which this communication relates (File No. 333-196220). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Equity Units Offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Equity Units Offering will arrange to send you the base prospectus and the preliminary prospectus supplement if you request them from Barclays Capital Inc. by calling at 1-888-603-5847 or by mail at Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Ave., Edgewood, NY 11717, or by email at Barclaysprospectus@broadridge.com; or Goldman, Sachs & Co. by calling at 1-866-471-2526 or by mail at Goldman, Sachs & Co., 200 West St., New York, NY 10282, Attention: Prospectus Department, or by email at
prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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